Exhibit 4 - Notices of Meeting and Management Information Circulars of the Registrant
4.1	May 7, 2002	Notice of Meeting and Management Information Circular for the 2002 Annual General Meeting of the Registrant
4.2	May 16, 2003	Notice of Meeting and Management Information Circular for the 2003 Annual and Extraordinary General Meeting of the Registrant

Table of Contents

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, BC, V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be Held on

Thursday, June 25, 2002

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, BC, V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Northern Orion Explorations Ltd. (the "Company" or "NNO") will be held at 10th Floor - 595 Howe Street, Vancouver, British Columbia, on Thursday, June 25, 2002, at the hour of 10:30 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended December 31, 2001.

2.

To fix the number of directors at six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To consider and, if thought fit, to approve by ordinary resolution, the Company issuing or making issuable in one or more private placements or acquisitions, during the 12 month period following the date of the Meeting, Common Shares totalling up to 49% of the issued and outstanding share capital of the Company, as more particularly described in the Information Circular accompanying this Notice.

7.

To consider and, if thought fit, to approve by ordinary resolution, the issuance of shares and share purchase warrants (the "Success Fee securities") to Riverbank Group Limited, pursuant to an agreement between the Company and Riverbank dated September 1, 2001 as more fully set out in the Information Circular accompanying this Notice.

8.

To authorize the directors in their discretion to amend stock options granted to insiders.

9.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 7th day of May, 2002.

BY ORDER OF THE BOARD

"Stephen Wilkinson"

Stephen Wilkinson, President

N O R T H E R N O R I O N E X P L O R A T I O N S L T D .

INFORMATION CIRCULAR

(As at May 7, 2002, except as indicated)

GENERAL PROXY INFORMATION

This information circular is furnished in connection with the solicitation of proxies by the management of Northern Orion Explorations Ltd. (the "Company" or "NNO") for use at the annual general meeting of the Company to be held on June 25, 2002 and at any adjournments thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Company or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Voting Shares and Principal Holders Thereof

As of May 7, 2002, 122,203,555 common shares of the Company were outstanding, each entitled to one vote on each matter voted upon by ballot at the Meeting.  Each holder of record of common shares of the Company on May 7, 2002, was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, as at the record date, May 7, 2002, persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company are as follows:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Miramar Mining Corporation(1)	70,012,471(1)	57.3%
Valerie Gold Resources Ltd.(2)	18,333,333	15%

(1)

Miramar also holds the Miramar Notes which are convertible into the Note Shares.  Pursuant to a Voting Trust Agreement dated February 23, 2001, Mr. Robert Cross, a director of the Company, has voting control over  70,012,471 of the shares held by Miramar, until June 30, 2002.  1341180 Ontario Limited, a company controlled by Robert Cross holds the Control Block Option.

(2)

Valerie Gold Resources Ltd. holds a further 10,500,000 share purchase warrants, exercisable to acquire an additional 10,500,000 shares of the Company.  Pursuant to an agreement dated April 12, 2001, the Control Block Option is held in trust for Valerie and Valerie is entitled to direct the sale of the 60,012,471 Common Shares which are subject to the option.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six (6).

The Company has an executive committee and is required to have an audit committee.  Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Municipality of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares beneficially owned or, directly or indirectly, controlled(4)
Norman Anderson (1) Vancouver, B.C.	Director	President of Anderson & Associates	Jan., 2000	10,000 500,000 options
John K. Burns (1)(2)(3) Philadelphia, PA	Director	President and CEO of Frontier Resources Management Inc.	1995	20,000 500,000 options
Robert Cross West Vancouver, B.C.	Director	Managing Director of Vencourt Capital Inc.	March, 2001	70,012,471(5) 500,000 options
Frank A. Lang(2) (3) West Vancouver, B.C.	Director	President and Chairman of Valerie Gold Resources Ltd.	May, 2001	NIL 500,000 options
Terrance O'Kane (1) Whistler, B.C.	Director	Independent Consultant	1999	56,200 500,000 options
Stephen Wilkinson (1)(2)(3) North Vancouver, B.C.	President, Chief Executive Officer and Director	President and Chief Executive Officer of Northern Orion Explorations Ltd. Since November 1999. Previously, Mining Analyst with RBC	1999	84,000 1,700,000 options

(1)

Member of the Executive Committee.

(2)

Member of the Environmental Committee.

(3)

Member of the Audit Committee.

(4)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 7, 2002, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(5)

Pursuant to a Voting Trust Agreement dated February 28, 2001, Mr. Cross has voting control over 70,012,471 Common Shares owned by Miramar and 1341180 Ontario Limited, a corporation controlled by Mr. Cross, holds the Control Block Option.  See "Glossary" and "Conditions to Completion of the Acquisition - Conversion of Miramar Notes".

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the election of the foregoing individuals as directors of the Corporation until the close of the next following annual general meeting of the shareholders of the Company or until their successors are elected.

STATEMENT OF EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2001 and the other four most highly compensated executive officers of the Company as at December 31, 2001 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation ($)
Stephen Wilkinson President & Chief Executive Officer(1)	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	144,000(2) 108,000(3) 6,000	1,700,000(5) 1,200,000(6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Cohen Chief Operating Officer	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	120,000(4) Nil Nil	1,200,000(5) 700,000(6) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Wilkinson was appointed Chief Executive Officer in November, 1999.  Mr. W. Berekoff, Chief Executive Officer in January, 1999 to March, 1999 and Mr. Anthony Walsh, acting Chief Executive Officer March, 1999 to November, 1999, received no compensation in their capacity as such during the applicable periods.

(2)

A portion of which was paid to Dunrowan Management Ltd. of which Mr. Wilkinson is the principal.  A further $31,380 was paid to Mr. Wilkinson on account of expenses.

(3)

 A further $68,113 was paid to Mr. Wilkinson on account of expenses.

(4)

Paid to Maluti Services Ltd. of which Mr. Cohen is the principal.  A further $97,024 was paid to Maluti Services Ltd. on account of expenses.

(5)

700,000 of these stock options are subject to vesting as to 350,000 on the first anniversary date and 350,000 on the second anniversary date of grant.  In the event of a "Major Corporate Transaction", all unvested options will vest immediately.  A Major Corporate Transaction is defined as a bona fide offer to shareholders of the Company  which, if accepted, would result in the offeror becoming a control person of the Company or a transaction by which the Company enters into an agreement which provides for or could result in an exchange of shares by shareholders of the Company.

(6)

These stock options were originally granted on February 4, 2000, and were cancelled during the most recently completed financial year.  See "Options and SARs".

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Options and SARs

Stock Options

Under the stock option plan of the Company (the "Stock Option Plan"), options to purchase Common Shares of the Company may be granted to full or part-time employees and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company.  The maximum aggregate number of common shares of the Company subject to option under the Stock Option Plan may not exceed 16,000,000.  In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company.  The exercise price per common share may not be less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which the option is granted.  Each option is for a term specified by the directors, to a maximum of ten years and is not exercisable unless the optionee has been continuously employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Company or a subsidiary of the Company continuously since the date of grant of the option, except in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter.  The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of Common Shares from the Company.

Stock Appreciation Rights

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan.  A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the Common Shares of the Company to which the terminated option relates, to receive that number of common shares of the Company, disregarding fractions, which, when multiplied by the fair value of the Common Shares to which the terminated option relates (which is the average of the high and low board lot prices for the common shares on the TSX for the immediately preceding 5 trading days), has a total value equal to the product of the number of such Common Shares multiplied by the difference between the fair value and the exercise price per share of such Common Shares of the Company, less any amount required to be withheld on account of income taxes.

The following table (presented in accordance with the Rules) sets forth stock options granted under the Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SAR's Granted(1) (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Stephen Wilkinson	1,700,000	22.08%	$0.15	$0.04	August 30, 2006
David Cohen	1,200,000	15.58%	$0.15	$0.04	August 30, 2006

(1)

700,000 of which are subject to vesting as to 350,000 on the first anniversary (August 30, 2002) and 350,000 on the second anniversary of the date of grant.  See "Statement of Executive Compensation - Summary Compensation Table".

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.  The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Aggregate Options/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Options/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen Wilkinson	Nil	N/A	1,000,000/700,000	Nil/Nil
David Cohen	Nil	N/A	500,000/700,000	Nil/Nil

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has engaged Stephen Wilkinson and David Cohen under management contracts with private corporations.  During the fiscal year ended December 31, 2001, no other Named Executive Officers had employment agreements with the Company.

Under the terms of the respective management contracts, private companies controlled by Messrs. Wilkinson and Cohen are paid $12,000 per month and are reimbursed for out-of-pocket expenses.  In the event of a change of control of the Company or a change in the majority of the numbers of the Board of Directors of the Company, the agreements require 12 months notice of termination.  Except as disclosed, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

Until March, 2001, the Company paid management fees to its controlling shareholder Miramar.  The management arrangement with Miramar was terminated as part of the debt restructuring in 2001.

Until July 31, 2001, Lang Mining Corporation provided certain administrative and accounting services to the Company on a cost-recovery basis.  See "Interests of Insiders in Material Transactions".  Since August 1, 2001, the administrative and accounting services have been provided to the Company by LMC Management Services Ltd., a company jointly owned by the Company and a number of other public corporations.  Services are supplied by LMC Management Services Ltd. on a cost recovery basis.

Except as otherwise disclosed herein no management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company

Report on Executive Committee

See Corporate Governance below.

Compensation of Directors

The Company does not pay cash compensation to directors of the Company for services rendered in their capacity as directors or for their services rendered as members of committees.

The Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to Directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company, excluding the Named Executive Officers:

Name of Directors as at Financial Year-End	Securities Under Options Granted	% of Total Options Granted to the Directors in the Financial Year(1)	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Norman Anderson	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
John K. Burns	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
Robert Cross	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
Frank Lang	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
Terrance O'Kane	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006

(1)

These stock options have vested.  The exercise price of stock options is determined by the Board of Directors of the Company but shall in no event be less than the closing trading price of the common shares of the Company on the day prior to announcement.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 1996, with the TSX 300 Stock Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 1996 - December 31, 2001

Corporate Governance

In December 1994, the TSX Committee on Corporate Governance in Canada (the "TSX Committee") issued its report on proposed guidelines for corporate governance in Canada.  In May 1995 the TSX adopted the TSX Committee's report and announced that all companies with a year end on or after June 30, 1995, would be required to describe their practices and policies with regards to corporate governance, with reference to the TSX Committee's report guidelines, on an annual basis, by way of a corporate governance statement contained in the company's annual report or circular.

Pursuant to the TSX guidelines on corporate governance (the "Guidelines"), the board of directors of the Company has approved the following statement on the corporate governance practices of the Company.

The role of the board of directors of the Company is to supervise management and to approve major and strategic decisions.  The board annually adopts budgets for the upcoming year's operations and receives quarterly operating reports.  All major matters are analysed in reports prepared by management and are submitted to the Board for its approval.  Such major matters include significant acquisitions, exploration and development budgets and financings.

The Chief Executive Officer of the Company is primarily responsible for establishing the future direction of the Company.  The board reviews all new proposed directions and significant decisions to be made, and has the ultimate decision on the direction of the Company.

During 2001 the Company's board of directors consisted of eight directors.  Stephen Wilkinson, a director, is also a member of management.  As at December 31, 2001, John K. Burns, Terry O'Kane, Norman Anderson, Robert Cross and Frank Lang are outside directors.  The five outside directors are considered unrelated directors for the purposes of the Guidelines.  As at December 31, 2001, two of the directors were also directors and officers of Miramar and considered related directors.  These directors resigned subsequent to December 31, 2001.

The Chairman of the Company is not an officer of the Company.  At the Company's present stage of development, the board is of the view that having a chair who is not involved in management is most appropriate for the Company.  Moreover, the Board is of the view that the Company's outside directors have shown significant independence from management and receive the greatest benefit from a chairman who is also an outside director.

There are three board committees.

The Executive Committee is made up of the President and the three outside directors.  The Executive Committee has not been delegated any specific authority by the board and acts primarily as a senior decision making forum. However, it is a primary responsibility of the Executive Committee to review and approve any transactions of the Company involving its controlling shareholder, Miramar.

During 2001, the Audit Committee consisted of the President and two directors, both of whom were related directors.  The Audit Committee is mandated to implement and review internal systems and to assist the board in identifying and monitoring the risks of the business of the Company.  The Audit Committee is also charged with the initial responsibility of determining that the financial and budget goals of the Company are met by management, and where the goals have not been met by management, to report back to the board on the progress and level of the achievement of management in relation to versus the predetermined budget levels.

The Environmental Committee consists of the President and two outside directors.  The Environmental Committee reviews compliance by the Company with all applicable regulatory requirements together with an analysis of risks, which could be encountered in the future related to environmental matters.

The Company is controlled by Miramar, which is considered a "significant shareholder" within the meaning of the Guidelines.  The Company does not have a separate nominating committee or corporate governance committee.  The board is considering the creation of those formal committees.  There are no formal procedures in place for recruiting new directors.

The Company has no separate investor relations group responsible for communications with shareholders.  Senior members of management have frequent communication with institutional and retail shareholders.

The Board relies on management to follow the directions and policies established by the Board and to provide accurate information to the Board relating to all major developments in the Company's business within sufficient time for the Board to carry out its responsibilities.

Indebtedness to Company of Directors, Executive Officers and Senior Officers

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Insiders In Material Transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of NNO, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect NNO or any of its subsidiaries.  See "Statement of Executive Compensation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" attached hereto as Appendix A.  Frank Lang, a director of the Company is also the principal shareholder of Lang Mining Corporation, which, from May 15, 2001 to December 31, 2001, provided certain services to the Company.  See "Executive Compensation - Management Contracts".  During fiscal 2001 the Company paid legal fees of $174,857 to a law firm of which an officer of the Company is a partner.

Transactions Involving Miramar

During the financial year ended December 31, 2001, the Company paid management fees totalling $70,000 to Miramar ($420,000 in 2000).  A portion of the management fees paid to Miramar represented the salary of a shared member of senior management of the Company, for services performed as an officer of the Company.

In May 2001, the Company concluded a restructuring of debts owing by it to Miramar.  The 2001 debt restructuring resulted in the conversion by Miramar of the convertible portion of a previously issued convertible debenture at $1.47 per share (14,439,621 Common Shares were issued to Miramar as a result of the conversion), the consolidation of all other indebtedness of the Company to Miramar into the Miramar Notes, the reduction of the maximum amount payable under a previously granted Proceeds and Royalty Interest from $17,987,000 to $15 million, and amendment of the Proceeds Interest to exclude any proceeds of production or sale of the Company's San Jorge Property.  In connection with the 2001 debt restructuring, Miramar granted 1341180 Ontario Limited the Control Block Option and granted to Robert Cross voting rights over the approximately 70 million shares held by Miramar and any shares issued on conversion of the Miramar Notes, until June 30, 2002.  Robert Cross, the principal of 1341180 Ontario Limited became a director of the Company subsequent to negotiation of the 2001 debt restructuring and the Control Block Option and Voting Trust.  Pursuant to an agreement dated April 12, 2001, 1341180 Ontario Limited holds the Control Block Option in trust for Valerie Gold Resources Ltd., which is entitled to direct the sale of the Common Shares which are subject to the Control Block Option.  1341180 Ontario Limited is entitled to a commission of $0.02 per Share on any such sale.  See "Glossary", "Appendix A - Management Discussion and Analysis" and the Financial Statements attached hereto.  See also "Particulars of Other Matters to be Acted Upon - Acquisition of Joint Venture Interest - Conditions to Completion of Acquisition" and "Other Material Facts".

Private Placement

In March 2002, subsequent to the Company's fiscal year end, Valerie Gold Resources Ltd. a company with a common director, purchased 8,333,000 Common Shares and 500,000 share purchase warrants of the Company on a private placement basis for total consideration of $500,000.  Proceeds of the private placement will be used for working capital purposes and to conduct due diligence related to a potential acquisition.

In May 2001, prior to the appointment of Mr. Lang to the NNO Board of Directors, Valerie Gold Resources Ltd. purchased on a private placement basis 10,000,000 units of NNO at $0.15 per unit.  Each unit consists of one common share and one share purchase warrant.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no director or senior officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.  See "General Proxy Information - "Interest of Insiders in Material Transactions".

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successor is appointed, at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Success Fees

Pursuant to an agreement between the Company and the Riverbank Group Limited ("Riverbank") dated September 1, 2001, Riverbank receives a monthly retainer of $12,500 and is entitled to a fee in respect of every financing, merger, acquisition, disposition or similar transaction entered into by the Company during the term of Riverbank's engagement and for a period of 12 months thereafter.  The fee is calculated as an amount equal to 6% of the total value of each transaction and is payable by the issuance of Common Shares and share purchase warrants of the Company (the "Success Fee securities").  The deemed issue price of the Common Shares issued to Riverbank as part of the Success Fee securities is the weighted average price at which the Common Shares have traded on the TSX for the ten trading days immediately preceding the announcement of the relevant transaction.  The share purchase warrants which form part of the Success Fee securities are exercisable to acquire one additional Common Share at a premium of 10% to the issue price of the Common Shares issued as part of the Success Fee securities.  Riverbank is entitled to receive 300,000 Common Shares and 300,000 share purchase warrants in connection with the private placement of 8,333,333 Common shares and 500,000 share purchase warrants which was completed by the Company in March, 2002, to raise funds for working capital and due diligence in connection with an acquisition.  Riverbank is arm's length to the Company.  The Riverbank Agreement and the issuance of the Success Fee securities pursuant thereto are subject to shareholder approval which will be sought at the Meeting.

FINANCING AND ACQUISITION

The Company is currently investigating opportunities to raise the financing for an acquisition and for general working capital.  The Company may also undertake additional financings and/or acquisitions over the next year and expects one or more of these to be structured as private placements.

Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement and acquisition transactions during any particular six-month period may not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transaction.

The application of the TSX 25% Rule may restrict the ability of the Company to raise funds by private placement of its securities.

Management of the Company considers it to be in the best interests of the Company to solicit private placement funds for potential acquisitions and working capital.  The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements and acquisitions that may exceed the TSX 25% Rule, provide such transactions are completed within 12 months of the date such advance approval is given.

The Company's issued and outstanding share capital (after taking into account the conversion of the Miramar Notes and issuance of the Success Fee Shares) will be approximately 170 million Common Shares. The Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements during any six month period within the twelve months commencing on June 25, 2002, would not exceed 49% of the Company's issued and outstanding shares as pre-transaction.

Any private placement or acquisition proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval by the Directors of the Company and to the following additional restrictions:

(i)

it must be substantially with parties at arms-length to the Company;

(ii)

it cannot materially affect control of the Company;

(iii)

it must be completed within a twelve month period following the date the advance member approval is given; and

(iv)

it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the Common Shares on the TSX on the trading day prior to the date Notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or will materially affect control, in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more transactions in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its members to pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements or acquisitions during any six month period within the twelve months commencing June 25, 2002, of such number of securities as would result in the Company issuing or making issuable a number of Common Shares totalling up to 49% of the number of issued and outstanding Common Shares of the Company pre-transaction, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated May 7, 2002, is hereby approved."

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

Director's Recommendation

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that members vote in favour of the resolution.

In the event the resolution is not passed, the TSX will not approve any private placements or acquisitions that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval.  Such restriction could impede an acquisition or financing and the Company's timely access to required funds on favourable terms.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution approving the issuance of a number of shares by private placement that exceeds 25% of the Company's issued share capital unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED:  May 7, 2002

BY ORDER OF THE BOARD OF DIRECTORS

"Stephen Wilkinson" Stephen J. Wilkinson President and Chief Executive Officer

Table of Contents

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, BC, V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual and Extraordinary General Meeting of Shareholders

To be Held on

Monday, June 16, 2003

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, BC, V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and extraordinary general meeting (the "Meeting") of the members of Northern Orion Explorations Ltd. (the "Company") will be held in the Strathcona Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, June 16, 2003, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2002.

2.

To determine the number of directors at five.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To consider and, if thought fit, to approve by ordinary resolution, a proposed special warrant financing (the "Proposed Financing"), as more particularly described in the Information Circular accompanying this Notice.

7.

To consider and, if thought fit, to approve by special resolutions:

(a)

a consolidation of the common shares of the Company;

(b)

an increase in the authorized capital of the Company;

(c)

the change of name of the Company; and

(d)

the alteration of the Memorandum of the Company to reflect the consolidation of shares, increase in authorized capital and change of name,

as more particularly described in the Information Circular accompanying this Notice.

8.

To consider and, if thought fit, to approve by ordinary resolution, an increase in the maximum aggregate number of common shares of the Company subject to option under the stock option plan of the Company and the granting of options thereunder, as more particularly described in the Information Circular accompanying this Notice.

9.

To consider and, if thought fit, to approve by ordinary resolution, a further increase in the maximum aggregate number of common shares of the Company subject to option under the stock option plan of the Company, such increase to take effect upon and subject to the completion of the Proposed Financing, as more particularly described in the Information Circular accompanying this Notice.

10.

To consider and, if thought fit, to approve by ordinary resolution, the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, of such number of securities as would result in the Company issuing or making issuable 228,600,922 common shares, as more particularly described in and subject to the restrictions in the Information Circular accompanying this Notice.

11.

To consider and, if thought fit, to approve by ordinary resolution, the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, subject to and conditional upon completion of the Proposed Financing, of such number of securities as would result in the Company issuing or making issuable 1,151,677,845 common shares or such lesser number of common shares as is equal to 100% of the number of common shares of the Company which will be issued and outstanding upon the exercise or deemed exercise of the special warrants sold in the Proposed Financing, as more particularly described in and subject to the restrictions described in the Information Circular accompanying this Notice.

12.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 16th day of May, 2003.

BY ORDER OF THE BOARD

       "David Cohen"

David Cohen, President

N O R T H E R N O R I O N E X P L O R A T I O N S L T D .

INFORMATION CIRCULAR

(As at May 9, 2003, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Orion Explorations Ltd. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of the Company to be held on June 16, 2003 and at any adjournments thereof.  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder of the member (the "shareholder").  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.  More particularly, a person is not a registered shareholder in respect of common shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of the Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to either the Company or the transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Voting Shares and Principal Holders Thereof

As of May 9, 2003, 228,600,922 common shares of the Company were issued and outstanding, each such common share entitling the holder thereof to one vote on each matter voted upon at the Meeting.  Each holder of record of common shares of the Company on May 9, 2003 was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at the record date, May 9, 2003, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to determine the number of directors of the Company at five (5).

The Company has an Audit Committee, an Executive Compensation and Corporate Governance Committee and an Environmental Committee.  Members of these committees are as set out below.  The Executive Committee of the Company was dissolved by the Board of Directors in July 2002.  The primary responsibility of the Executive Committee prior to its dissolution was to review and approve any transactions of the Company involving its former controlling shareholder, Miramar Mining Corporation ("Miramar").  Miramar ceased to be the controlling shareholder of the Company in 2002.

Management of the Company proposes to nominate each of the following persons for election as a director of the Company.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Municipality of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled(4)
John K. Burns(1)(2)(3) Philadelphia, PA	Director	Managing Director of Frontier Risk Management Inc.	1995	20,000 shares 1,000,000 options
David Cohen West Vancouver, B.C.	President, Chief Executive Officer and Director

President and Chief Executive Officer of Northern Orion Explorations Ltd. since August 2002.  Vice-President and Chief Operating Officer of Northern Orion Explorations Ltd. from 2000 to 2002.  Previously, an Executive with Miramar Mining Corporation and Fluor Daniel

			July 2002	4,200,000 options
Robert Cross West Vancouver, B.C.	Chairman of the Board and Director	Private Investor	2001	10,000,000 shares 13,500,000 options and warrants
P. Terrance O'Kane(1)(2)(3) Surrey, B.C.	Director	Independent Consultant	1999	1,000,000 options
Stephen Wilkinson(1)(2)(3) North Vancouver, B.C.	Director	President and Chief Executive Officer of ValGold Resources Ltd. President and Chief Executive Officer of Northern Orion Explorations Ltd. from 1999 to August 2002. Previously, a Mining Analyst with RBC Dominion Securities Inc.	1999	84,000 shares 2,200,000 options

(1)

Member of the Audit Committee.

(2)

Member of the Executive Compensation and Corporate Governance Committee.

(3)

Member of the Environmental Committee.

(4)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 9, 2003, based upon information furnished to the Company by individual directors.

Pursuant to the terms of an agreement (the "Credit Agreement") entered into effective April 22, 2003 between an indirect wholly-owned subsidiary of the Company and Endeavour Mining Capital Corp. ("Endeavour"), and in connection with the US$3 million credit facility provided by Endeavour pursuant thereto, Endeavour is entitled to nominate one duly qualified person to serve as a director of the Company until the obligations under the Credit Agreement are paid and satisfied in full.  The credit facility has an initial maturity date of November 8, 2003, which may be extended to May 8, 2004.  To date, Endeavour has not appointed a director-nominee to the Board of Directors of the Company.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Information Circular intend to vote for the election of the foregoing individuals as directors of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successors are elected.

STATEMENT OF EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2002 and the other four most highly compensated executive officers of the Company as at December 31, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation ($)
David Cohen President and Chief Executive Officer(1)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	144,000(2) 120,000(2) Nil	Nil 1,200,000(3) 700,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Wilkinson Former President and Chief Executive Officer(5)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	84,000(6) 144,000(6) 108,000(7)	Nil 1,700,000(3) 1,200,000(4)	Nil Nil Nil	Nil Nil Nil	162,000(8) Nil Nil
Robert Cross Chairman of the Board(9)	2002	Nil	Nil	104,326(10)	Nil	Nil	Nil	Nil

(1)

Mr. Cohen was appointed President and Chief Executive Officer in August 2002.  Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Company.

(2)

Paid to Maluti Services Ltd. of which Mr. Cohen is the principal.  A further $101,182 in 2002 and $97,024 in 2001 was paid to Maluti Services Ltd. on account of expenses.

(3)

350,000 of these stock options are subject to vesting and will vest on August 30, 2003, the second anniversary date of grant.  In the event of a "Major Corporate Transaction", these unvested options will vest immediately.  A Major Corporate Transaction is defined as a bona fide offer to shareholders of the Company which, if accepted, would result in the offeror becoming a control person of the Company or a transaction by which the Company enters into an agreement which provides for or could result in an exchange of shares by shareholders of the Company.

(4)

These stock options were granted on February 4, 2000, and were cancelled during the financial year ended December 31, 2001.

(5)

Mr. Wilkinson was President and Chief Executive Officer from October 1999 to August 2002.

(6)

Paid to Dunrowan Management Ltd. ("Dunrowan") of which Mr. Wilkinson is a shareholder.  A further $12,407 in 2002 and $31,380 in 2001 was paid on account of expenses.

(7)

A further $68,113 was paid to Dunrowan on account of expenses.

(8)

Represents a severance payment paid to Mr. Wilkinson in connection with his resignation as President and Chief Executive Officer in August 2002.  See "Termination of Employment, Change in Responsibilities and Employment Contracts".

(9)

Robert Cross was appointed Chairman of the Board in June 2002.

(10)

Paid to 1341180 Ontario Ltd. of which Mr. Cross is the principal.  A further $44,326 was paid to 1341180 Ontario Ltd. and other private companies of which Mr. Cross is the principal, on account of expenses.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Options and SARs

Stock Options

Under the stock option plan of the Company (the "Stock Option Plan"), options to purchase common shares of the Company may be granted to full or part-time employees and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company.  In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company.  The exercise price per common share may not be less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which the option is granted.  Each option is for a term specified by the directors, to a maximum of ten years, and is not exercisable unless the optionee has been employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Company or a subsidiary of the Company continuously since the date of grant of the option, except in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter.  The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of common shares from the Company.

The directors of the Company have approved the adoption of an amended Stock Option Plan which increases the number of common shares reserved for grant.  They have also approved the granting of an aggregate of 1,100,000 options under the amended Stock Option Plan.  The amendments to the Stock Option Plan and the granting of options thereunder are subject to shareholder and regulatory approval pursuant to the requirements of the TSX.  See "Particulars of Other Matters to be Acted Upon - Resolutions to Amend the Stock Option Plan".

Stock Appreciation Rights

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan.  A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the common shares of the Company to which the terminated option relates, to receive that number of common shares of the Company, disregarding fractions, which, when multiplied by the fair value of the common shares to which the terminated option relates (which is the average of the high and low board lot prices for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the fair value and the exercise price per share of such common shares, less any amount required to be withheld on account of income taxes.

Option/SAR Grants During the Most Recently Completed Financial Year

The Company did not grant any stock options or share appreciation rights under the Stock Option Plan or otherwise during the most recently completed financial year to any of the Named Executive Officers.  Subsequent to the end of the most recently completed financial year, 10.4 million stock options were granted under the Stock Option Plan, of which 6.5 million were granted to Named Executive Officers.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.  The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
David Cohen	Nil	N/A	850,000/350,000	Nil/Nil
Stephen Wilkinson	Nil	N/A	1,350,000/350,000	Nil/Nil
Robert Cross	Nil	N/A	500,000/Nil	Nil/Nil

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The services of David Cohen and Robert Cross are provided pursuant to management contracts with private corporations controlled by them.  Under the terms of the respective management contracts, private companies controlled by Mr. Cohen and Mr. Cross, respectively, are each paid $12,000 per month plus an additional $3,000 per month for expenses, and are reimbursed for out-of-pocket expenses.  In the event of a change of control of the Company or a change in the majority of the numbers of the Board of Directors of the Company, the agreements require 12 months notice of termination.  The current management contracts were reviewed and approved by a committee of independent directors of the Company in March 2003.

The Company had a similar engagement with Stephen Wilkinson which was terminated upon the resignation of Mr. Wilkinson as President and Chief Executive Officer of the Company in August 2002.

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

Management contracts with respect to the services of Mr. Cohen and Mr. Cross are described under "Termination of Employment, Change in Responsibilities and Employment Contracts".  Certain administrative and accounting services are provided to the Company by LMC Management Services Ltd., a company owned by a number of other public corporations.  Services are supplied by LMC Management Services Ltd. on a cost recovery basis.  The Company paid an aggregate of approximately $169,161 to LMC Management Services Ltd. in respect of its services in the financial year ended December 31, 2002.

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

Compensation Committee

The Company did not have a compensation committee during 2002.  The Board of Directors as a whole was responsible for determining the compensation of executive officers of the Company.  In April 2003, an Executive Compensation and Corporate Governance Committee was formed, comprising of John K. Burns, P. Terrance O'Kane and Stephen Wilkinson.  Responsibility for the determination of compensation of executive officers of the Company has been delegated to this committee.  See "Corporate Governance".

Composition of the Board

During 2002, there were a number of changes to the Board of Directors.  In connection with the Company's restructuring, the two Miramar representatives on the Board resigned and in July and August 2002, the Board was reduced to five directors, Robert Cross became an executive Chairman and David Cohen was appointed President and Chief Executive Officer and a director.  Prior to these changes, only one director was also an officer of the Company and its subsidiaries.  For the balance of 2002, three of the directors held offices with the Company or its subsidiaries, as set forth below.

Mr. Cohen became a director of the Company in July 2002 and was appointed President and Chief Executive Officer of the Company in August 2002.  Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Company.  Mr. Cohen also serves as an officer of certain subsidiaries of the Company.  Stephen Wilkinson was President and Chief Executive Officer of the Company until August 2002 and continues to serve as an officer of certain subsidiaries of the Company although he does not perform any managerial functions.  Mr. Cross, appointed non-executive Chairman of the Board of the Company in June 2002, subsequently became an executive Chairman.

During 2002, Mr. Cohen, Mr. Cross and Mr. Wilkinson each had a relationship that requires disclosure by the Company under "Interest of Insiders in Material Transactions".

Report on Executive Compensation

Historically the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.  Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for long-range strategy development and implementation.

David Cohen replaced Stephen Wilkinson as the Chief Executive Officer of the Company in August 2002.  During fiscal 2002 while serving as executive officers, both Mr. Cohen and Mr. Wilkinson were compensated on the basis of contracts previously entered into in June 2000.  The contracts pursuant to which each was compensated were not reviewed by the Board of Directors during 2002.  To the knowledge of the Board of Directors, the compensation of Mr. Cohen and Mr. Wilkinson as executive officers of the Company was determined pursuant to the same general guidelines described above for executive officers of the Company.  In 2002, a contract for services to be rendered by Mr. Cross was reviewed by the entire Board, with the exception of Mr. Cross, and was approved on the basis of the criteria above.  The Company entered into new contracts with Mr. Cohen and Mr. Cross in February 2003.  The contracts were reviewed and approved by a committee of independent directors of the Company, on the basis of the same general guidelines.

The Stock Option Plan is administered by the Board of Directors of the Company.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Executive Compensation and Corporate Governance Committee comprising of John K. Burns, P. Terrance O'Kane and Stephen Wilkinson.

Compensation of Directors

The Company does not pay cash compensation to directors of the Company for services rendered in their capacity as directors or for their services rendered as members of committees.

The Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  The Company did not make any grants of options to purchase securities of the Company during the most recently completed financial year to the directors of the Company.  Subsequent to the end of the most recently completed financial year, 10.4 million stock options were granted under the Stock Option Plan, of which 7.5 million were granted to directors of the Company.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 1997, with the TSE 300 Index during such period, assuming dividend reinvestment.  The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002.  The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for  the period in question (December 31, 1997 to December 31, 2002).

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 1997 - December 31, 2002

CORPORATE GOVERNANCE

In December 1994, the TSX Committee on Corporate Governance in Canada (the "TSX Committee") issued its report on proposed guidelines for corporate governance in Canada.  In May 1995, the TSX adopted the TSX Committee's report and announced that all companies with a year-end on or after June 30, 1995 would be required to describe their practices and policies with regards to corporate governance with reference to the TSX Committee's report guidelines, on an annual basis, by way of a corporate governance statement contained in the company's annual report or circular.  The disclosure is required to be made with reference to each of the guidelines (the "TSX Guidelines") set out in the TSX Company Manual, and where the Company's system is different from any of the TSX Guidelines, each difference and the reason for the difference is to be clearly disclosed.

The Statement of Corporate Governance Practices attached hereto as Schedule "B" relates the corporate governance practices of the Company to the TSX Guidelines.  The Statement of Corporate Governance Practices has been approved by the Board of Directors of the Company.

Since 2000, the Company has undergone substantial restructuring and reorganization and has been operating with minimal financial resources.  Notwithstanding this, the Board of Directors has endeavoured to meet the TSX Guidelines wherever possible, including through meetings on an ad hoc basis of independent directors to consider, in particular, the compensation of related directors.  In connection with the transactions recently embarked upon by the Company, a standing Executive Compensation and Corporate Governance Committee has been formed with the mandate of reviewing all corporate governance matters.  The Committee is in the process of completing that review and has made a number of recommendations which have been adopted by the Board of Directors and are in various stages of implementation.  Specifically, the Board of Directors has adopted a Board of Directors' Mandate, an Audit Committee Charter, a Code of Ethics for Financial Reporting Officers and an Executive Compensation and Corporate Governance Committee Charter, and has appointed a non-related director, John K. Burns, to serve as "Lead Director" with the responsibility to ensure that the Board of Directors of the Company executes its mandate independently of management.

INDEBTEDNESS TO COMPANY OF DIRECTORS,

EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is not currently, nor was there during the most recently completed financial year, any indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In 2001 and 2002, the Company concluded a restructuring of debts owing by it to its former controlling shareholder, Miramar.  The debt restructuring resulted in the conversion by Miramar of the convertible portion of a previously issued convertible debenture at $1.47 per share (14,439,621 common shares were issued to Miramar as a result of the conversion), the consolidation of all other indebtedness of the Company to Miramar into convertible promissory notes (the "Convertible Notes"), the reduction of the maximum amount payable under a previously granted proceeds and royalty interest in favour of Miramar from approximately $18 million to $15 million, and the amendment of the proceeds interest to exclude any proceeds of sale of the Company's San Jorge property.  In connection with the debt restructuring, Miramar granted 1341180 Ontario Limited an option (the "Option") to purchase all but 10 million of the common shares of the Company then held by Miramar and the Convertible Notes until June 30, 2002.  Robert Cross, the principal of 1341180 Ontario Limited, became a director of the Company subsequent to negotiation of the debt restructuring and the Option.  In June 2002, 1341180 Ontario Limited exercised the Option with respect to 18 million common shares and assigned to third parties the Option on an additional 30 million common shares and on the Convertible Notes.

In March 2002, ValGold Resources Ltd., a company with, at the time, two common directors (now only one common director), purchased 8,333,333 common shares and 500,000 share purchase warrants of the Company on a private placement basis for total consideration of $500,000.  Proceeds of the private placement were used for working capital purposes and to conduct due diligence related to a potential acquisition.

In August 2002, an insider and an associate of an insider of the Company each purchased 10,000,000 common shares and 10,000,000 common share purchase warrants of the Company on a private placement basis for aggregate consideration of $2,000,000.  Proceeds of the private placement were used for working capital purposes and to conduct due diligence related to a potential acquisition.  In March 2003, an insider of the Company and two associates of insiders of the Company purchased in aggregate 5,050,000 of 40,000,000 units issued by the Company on a private placement basis.

During fiscal 2002, the Company paid administrative expenses to LMC Management Services Ltd., a private company which has a director and an officer in common with the Company and provides services to the Company on a cost recovery basis.

During fiscal 2002, the Company paid legal fees of $104,328 to a law firm of which two officers of the Company are partners.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, to the knowledge of the Company, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the proposed amendments to the Stock Option Plan.

Insiders of the Company, nominees for director, and associates or affiliates of insiders or nominees may participate in the Proposed Financing, as such term is defined under "Particulars of Other Matters to be Acted Upon" below.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the form of proxy accompanying this Information Circular intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successor is appointed, at a remuneration to be fixed by the directors.  Deloitte & Touche LLP was first appointed as the Company's auditors effective May 16, 2003.  KPMG LLP resigned as auditors of the Company effective May 16, 2003.  Attached hereto as Schedule "C" is the reporting package required to be provided to shareholders under National Policy Statement No. 31 and the relevant Canadian securities legislation under which the Company is a reporting issuer.  The reporting package includes the Company's Notice of Change of Auditor, a letter from KPMG LLP as former auditor, a letter from Deloitte & Touche LLP as successor auditor and a letter from the Company confirming that the Notice of Change of Auditor and the letters from KPMG LLP and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Resolution to Approve the Proposed Financing

In April 2003, the Company and Wheaton River Minerals Ltd. ("Wheaton") agreed to acquire a 25% interest in the Bajo de la Alumbrera ("Alumbrera") gold-copper mine in Argentina from Rio Algom Limited ("Rio Algom"), through an acquisition company ("AcquisitionCo") to be owned equally by the Company and Wheaton, for US$180 million (the "Alumbrera Acquisition").  Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005.  The deferred amount will be secured by a charge on the shares of AcquisitionCo.

The Alumbrera Acquisition is scheduled to close on June 23, 2003.  The Company's participation in the Alumbrera Acquisition is conditional upon it receiving sufficient commitments for its required equity contribution to the AcquisitionCo by May 23, 2003, failing which Wheaton will be entitled to acquire the Company's interest for $1.00.  The Alumbrera Acquisition is subject to a number of conditions including due diligence, financing, all necessary regulatory and third party approvals and consents (including consents of the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom.

In connection with the Alumbrera Acquisition, the Company intends to conduct, subject, among other things, to shareholder and regulatory approval, a private placement of special warrants to raise up to US$65 million (subject to an additional over-allotment option of US$15 million) (the "Proposed Financing").  Up to US$65 million of the proceeds will be used to fund the Company's portion of the purchase price in respect of the Alumbrera Acquisition and the balance, if any, will be used for working capital requirements.

The Proposed Financing will be brokered on a best efforts basis by a syndicate of agents led by Griffiths McBurney & Partners ("GMP") and BMO Nesbitt Burns Inc.  The agents will receive a cash commission of 5% of the gross proceeds of the sale of the special warrants.  In addition to any commission payments made to it as an agent, GMP will receive a cash fee equal to 1% of the aggregate fair market value of the consideration payable by the Company in respect of the Alumbrera Acquisition for its services as the Company's financial advisor in respect of the Alumbrera Acquisition.

Special warrants will be sold at a price of $0.13 pursuant to the Proposed Financing.  Each special warrant will entitle the holder to receive one common share and one-half of one common share purchase warrant of the Company (collectively, one "Unit"), and each whole common share purchase warrant will entitle the holder to receive one additional common share of the Company for a period of up to five years at an exercise price of $0.20 per common share.  The terms of the Proposed Financing require the Company to file and obtain receipts for a prospectus in each Canadian province in which special warrants are sold to qualify the issuance of the securities issuable on the exercise of the special warrants.  If the Company fails to obtain a receipt for a final prospectus within 90 days of the closing date of the issuance of the special warrants, each special warrant will thereafter be exercisable for 1.1 Units (the "Penalty Securities") instead of one Unit.

The TSX has granted conditional approval to a maximum amount of the Proposed Financing of US$80 million and a minimum issue price of not less than $0.15 per special warrant for arm's length placees and $0.17 for non-arm's length placees.  An issue price at $0.13 requires the additional prior approval of the TSX.

Insiders of the Company and their associates may participate in the Proposed Financing up to a maximum of US$3 million.  If they do, they will have the option of: (i) purchasing special warrants having the same terms as the arm's length purchasers but at an issue price of $0.17 per special warrant; or (ii) purchasing special warrants at the same issue price as arm's length purchasers (i.e., $0.13 per special warrant), which special warrants will be exercisable only for common shares and no common share purchase warrants.  In either case, insiders of the Company and their associates will not be eligible to receive any Penalty Securities in the event that a receipt is not issued for the Company's prospectus within the required time.

No new insiders or control persons of the Company will be created as a result of the Proposed Financing, and the Proposed Financing will not result in a change of control of the Company.

To reflect the base case and the over-allotment option which has been granted in connection with the Proposed Financing, the Company has prepared the following tables to reflect the two scenarios:

(1)

an aggregate amount of US$65 million being raised in connection with the Proposed Financing (the "Base Case"); and

(2)

an aggregate amount of US$80 million (i.e., US$65 million plus the over-allotment amount of US$15 million) being raised in connection with the Proposed Financing (the "High Case").

Regardless of the size of the Proposed Financing, the Proposed Financing will result in significant dilution to existing shareholders of the Company.

The following tables show the potential dilutive effect of the Proposed Financing at each of the Base Case and High Case, including the issuance of Penalty Securities.  Under the Base Case, a total of 1.238 billion common shares would be issued in connection with the Proposed Financing on a fully diluted basis, and a total of 1.578 billion common shares would be outstanding on a fully diluted basis.  Under the High Case, a total of 1.523 billion common shares would be issued in connection with the Proposed Financing on a fully diluted basis, and a total of 1.864 billion common shares would be outstanding on a fully diluted basis.

Under the rules and policies of the TSX, shareholder approval is required where the Company proposes to issue securities which could represent more than 25% of its issued share capital in any six-month period.  The total number of common shares issuable upon the exercise or deemed exercise of the special warrants to be issued pursuant to the Proposed Financing will exceed this limit.

The following information is subject to certain assumptions, the more significant of which are set forth in the Notes following the tables.

THE "BASE CASE" - US$65 MILLION PROPOSED FINANCING
Description	Number of common shares	Fully diluted
Issuable upon exercise of special warrants	750,000,000	750,000,000
Issuable upon exercise of special warrants in connection with Penalty Securities		75,000,000
Issuable upon exercise of underlying common share purchase warrants		375,000,000
Issuable upon exercise of underlying common share purchase warrants in connection with Penalty Securities		37,500,000
Total issuable in connection with Proposed Financing:	750,000,000	1,237,500,000
Currently issued and outstanding	228,600,922	228,600,922
Currently outstanding convertible securities		111,900,000
Total outstanding giving effect to Proposed Financing:	978,600,922	1,578,000,922

THE "HIGH CASE" - US$80 MILLION PROPOSED FINANCING
Description	Number of common shares	Fully diluted
Issuable upon exercise of special warrants	923,076,923	923,076,923
Issuable upon exercise of special warrants in connection with Penalty Securities		92,307,692
Issuable upon exercise of underlying common share purchase warrants		461,538,462
Issuable upon exercise of underlying common share purchase warrants in connection with Penalty Securities		46,153,846
Total issuable in connection with Proposed Financing:	923,076,923	1,523,076,923
Currently issued and outstanding	228,600,922	228,600,922
Currently outstanding convertible securities		111,900,000
Total outstanding giving effect to Proposed Financing:	1,151,677,845	1,863,577,845

Assumptions:

(1)

For the purposes of converting US dollars to Canadian dollars, an exchange rate of $1.50 to US$1.00 has been assumed (resulting in a Proposed Financing of $97.5 million in the Base Case and $120 million in the High Case).  The exchange rate is subject to variation and may have a significant impact on the actual amounts of securities issued in connection with the Proposed Financing.

(2)

The common share amounts do not give effect to the Consolidation described under "Resolution Regarding Consolidation, Increase in Authorized Capital and Name Change" below.

Shareholder approval will be sought at the Meeting to a Proposed Financing in the amount of up to US$80 million at an issue price per special warrant of $0.13, on the terms described above.

In addition to shareholder approval, the Proposed Financing is subject to regulatory approval before completion.  The Company may elect not to proceed with the Proposed Financing despite obtaining shareholder approval.

The form of ordinary resolution set out below will be proposed at the Meeting:

"RESOLVED as an ordinary resolution that the Company be authorized to proceed with the Proposed Financing in the amount of up to US$80 million, including the issuance of up to 923,076,923 special warrants at a minimum price of $0.13 per special warrant with each special warrant exercisable for no additional consideration into one common share and one-half of one common share purchase warrant, each whole common share purchase warrant exercisable to acquire one additional common share at $0.20 per share for a period of five years, and the issuance of the Penalty Securities in the event the Company does not obtain a final receipt for a prospectus within the time specified, all as more particularly described in the Information Circular of the Company dated May 16, 2003."

In order to be effective, the proposed ordinary resolution must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Resolutions Regarding Consolidation, Increase in Authorized Capital and Name Change

Shareholders of the Company will also be asked at the Meeting to approve special resolutions authorizing a consolidation of the common shares of the Company, an increase in the authorized capital of the Company, the change of name of the Company, and the alteration of the Memorandum of the Company.  In addition to shareholder approval, such actions are subject to regulatory approval before completion.  In the event the Company does not proceed with the Proposed Financing for any reason, the directors of the Company may elect not to proceed to implement all or any of the matters described in the special resolutions notwithstanding shareholder approval.

Consolidation of Capital

To facilitate the Proposed Financing and future financings of the Company, shareholders of the Company will be asked at the Meeting to approve a special resolution to consolidate all of the Company's authorized and issued common shares on a one (1) for ten (10) basis (the "Consolidation"), such that for each ten (10) common shares presently held, each shareholder will receive one (1) new common share upon completion of the Consolidation.  As at the record date for the Meeting, there were 228,600,922 common shares of the Company issued and outstanding and a further approximately 111,900,000 common shares reserved for issuance pursuant to convertible securities, for a total of approximately 340,500,922 common shares on a fully diluted basis.

The TSX will not permit the Consolidation in the Company's common shares to occur until it has been demonstrated that certain financial and distribution requirements will be met on a post-Consolidation basis.  The requirements include:

(1)

that the Company have: (i) net tangible assets of $5,000,000; (ii) proven reserves to provide a mine life of at least three years, calculated by a qualified and independent technical authority; or (iii) pre-tax profitability in the last fiscal year, pre-tax cash flow of $350,000 in the last fiscal year and an average pre-tax cash flow of $300,000 for the last two fiscal years; and

(2)

that, on a post-consolidation basis, there are at least 1,000,000 freely-tradeable common shares of the Company held by at least 300 public holders, each holding one board lot or more.

As of the date hereof, the Company has not as yet demonstrated to the TSX that it will meet such requirements.  As a result, the Consolidation remains subject to TSX approval.

The TSX has permitted the Company, nevertheless, to seek shareholder approval for the Consolidation and name change.  Upon approval by shareholders, the TSX will permit the approval resolution to be valid for a period of 12 months from the date of the approval of such resolution or until such time as the TSX requirements will be met.

The Company believes that it will be able to meet the financial and distribution requirements of the TSX on a post-Consolidation basis.

Subject to the receipt of all necessary approvals, including the passing of the resolution respecting the Consolidation, the common shares of the Company will commence trading on the TSX on a consolidated basis on a date to be determined by the Company and the TSX.

Upon completion of the Consolidation (without taking into account the Proposed Financing), approximately 22,860,092 common shares of the Company will be issued and outstanding and approximately 11,190,000 common shares will be reserved for issuance, for a total of approximately 34,050,092 common shares on a fully diluted basis.  The number of common shares of the Company issuable on the exercise of convertible securities and the conversion, option or warrant prices of such convertible securities will be adjusted proportionately to reflect the Consolidation.

Except for any variances attributable to fractional shares, the change in the number of issued and outstanding common shares of the Company that will result from the Consolidation will cause no change in the capital attributable to the shares and will not materially affect any shareholder's percentage ownership in the Company, even though such ownership will be represented by a smaller number of shares.  However, the Consolidation could lead to an increase in the number of shareholders who hold less than a board lot, or board lots plus odd lots, and the cost to shareholders of transferring odd lots may be higher than the cost of transferring board lots.

Increase of Authorized Capital

The Company is currently authorized to issue 700,000,000 shares divided into 500,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value.  Of this amount, as at May 9, 2003, 228,600,922 common shares are issued and outstanding and approximately 111,900,000 are reserved for issuance, for a total of approximately 340,500,922 common shares on a fully diluted basis.  There are no preference shares currently issued.

In order to provide sufficient authorized capital for future share capital requirements after the Consolidation, including the Proposed Financing, shareholders of the Company will be asked to approve a special resolution to increase the authorized number of shares of the Company to 900,000,000 shares (post-Consolidation) divided into 700,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value.  The special rights and restrictions of the aforementioned shares are as set out in the Articles of the Company.

Change of Name

Management is of the view that the current name of the Company will not be reflective of the nature of its operations following the Alumbrera Acquisition.  Accordingly, shareholders of the Company will be asked to approve a special resolution to change the name of the Company from "Northern Orion Explorations Ltd."  to "Northern Orion Resources Inc.", or such other name as may be acceptable to the directors of the Company and the applicable regulatory authorities.

To reflect the Consolidation, increase in authorized capital and change of name, shareholders of the Company will be asked to approve the following special resolutions:

"RESOLVED as special resolutions that:

(a)

the 500,000,000 common shares without par value in the capital of the Company be consolidated into 50,000,000 common shares without par value, every ten (10) common shares before consolidation being consolidated into one (1) common share (the "Consolidation"), and that the Memorandum of the Company be altered accordingly;

(b)

after giving effect to the Consolidation, the authorized number of shares of the Company be increased from 700,000,000 shares (pre-Consolidation) to 900,000,000 shares (post-Consolidation), divided into 700,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value, and that the Memorandum of the Company be altered accordingly;

(a)

the name of the Company be changed from "Northern Orion Explorations Ltd." to "Northern Orion Resources Inc.", or to such other name as may be acceptable to the directors of the Company and the applicable regulatory authorities, and that the Memorandum of the Company be altered accordingly;

(b)

the Memorandum of the Company as altered by these resolutions be in the form set out in the attached Schedule "A" so that the Memorandum as altered shall, at the time of filing, comply with the Company Act (British Columbia); and

(c)

the directors of the Company are authorized to implement a part but not all of the special resolutions or none of the special resolutions in their absolute discretion,

all as more particularly described in the Information Circular of the Company dated May 16, 2003."

Pursuant to the Company Act (British Columbia), the foregoing resolutions require the approval of the shareholders of the Company by special resolution, being a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

The directors of the Company believe the passing of the foregoing special resolutions is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolutions unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

To effect the resolution respecting the Consolidation, the Company will send a letter of transmittal by mail to shareholders instructing them to surrender the certificates representing their common shares of the Company for replacement certificates representing the number of common shares of the Company to which they are entitled as a result of the Consolidation.  Until surrendered, each current share certificate representing common shares will be deemed for all purposes to represent the number of common shares to which the shareholder is entitled as a result of the Consolidation.

Resolutions to Amend the Stock Option Plan

On April 26, 2003, the directors of the Company approved an amendment to the Stock Option Plan to increase the maximum aggregate number of common shares of the Company subject to option under the Stock Option Plan from 16,000,000 (1,600,000 post-Consolidation) to 22,860,000 ( 2,286,000 post- Consolidation) which number represents 10% of the issued and outstanding shares as at the record date for the Meeting (the "First Amendment").  The directors also approved a further increase in the maximum aggregate number of common shares of the Company subject to option under the Stock Option Plan (as amended by the First Amendment) from 22,860,000 (2,286,000 post-Consolidation) to that number of common shares as shall equal 10% of the issued and outstanding common shares of the Company following and taking into account the common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing (the "Second Amendment") .  The Second Amendment is to become effective only upon completion of the Proposed Financing.

Assuming:

(1)

a Proposed Financing of US$80 million;

(2)

no issuance of Penalty Securities;

(3)

an exchange rate of $1.50 to US$1.00; and

(4)

issuance of the common shares issuable upon exercise or deemed exercise of the special warrants,

the issued and outstanding share capital of the Company will be 1,151,677,845 common shares and the number of shares reserved for grant under the Second Amendment to the Stock Option Plan will be 115,167,000 (or 11,516,700 post-Consolidation), after taking into account the 923,076,923 (or 92,307,692 post-Consolidation) common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing.  The actual number of common shares will be subject to variation based on the actual aggregate amount of the Proposed Financing and the actual exchange rate in effect on the date of the Proposed Financing.

Members of the Company will be asked at the Meeting to approve ordinary resolutions to approve, ratify and affirm (i) the First Amendment to the Stock Option Plan, and the granting of 1,100,000 (pre-Consolidation) options under the amended Stock Option Plan; and (ii)  the Second Amendment to the Stock Option Plan.  The First Amendment and the Second Amendment are subject to the approval of the TSX.

First Amendment to the Stock Option Plan

The form of ordinary resolution set out below will be proposed at the Meeting to give effect to the First Amendment:

"RESOLVED as an ordinary resolution that:

(a)

the amendment to the stock option plan of the Company to increase the maximum aggregate number of common shares of the Company subject to option under the stock option plan from 16,000,000 (or 1,600,000 post-Consolidation) to 22,860,000 (or 2,286,000 post-Consolidation); and

(b)

the granting of 1,100,000 (pre-Consolidation) options on the common shares of the Company under the amended Stock Option Plan,

all as more particularly described in the Information Circular of the Company dated May 16, 2003, be, and are hereby, approved, ratified and affirmed."

Second Amendment to the Stock Option Plan

The form of ordinary resolution set out below will be proposed at the Meeting to give effect to the Second Amendment:

"RESOLVED as an ordinary resolution that the amendment to the stock option plan of the Company to increase the maximum aggregate number of common shares of the Company subject to option under the stock option plan from 22,860,000 (or 2,286,000 post-Consolidation) to 115,167,000 (or 11,516,700 post-Consolidation) or such lesser number as shall equal 10% of the issued and outstanding common shares of the Company following and taking into account the common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing, such increase to take effect upon and subject to the completion of such Proposed Financing, all as more particularly described in the Information Circular of the Company dated May 16, 2003, be, and is hereby, approved."

In order to be effective, the proposed ordinary resolutions must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe the passing of the foregoing ordinary resolutions are in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolutions unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Resolutions in Connection with Additional Financing by Private Placement that Exceeds 25% of the Issued and Outstanding Share Capital of the Company

The Company from time to time investigates opportunities to raise financing on advantageous terms.  The Company may undertake additional financings over the next year and expects one or more of these to be structured as private placements.  Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period may not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the ability of the Company to raise funds by private placement of its securities.

Management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations.  The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such transactions are completed within 12 months of the date such advance approval is given.

The Company's issued and outstanding share capital on the record date for the Meeting is 228,600,922 common shares.  The Company proposes that the maximum number of common shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing June 16, 2003 would not exceed 228,600,922 (or 22,860,092 pre-Consolidation) common shares in the aggregate, being 100% of the Company's issued and outstanding share capital as at the record date for the Meeting.

In anticipation of the completion of the Proposed Financing, the Company is also seeking shareholder approval authorizing the Company to issue or make issuable in the 12 month period commencing June 16, 2003, but subject to completion of the Proposed Financing, of up to 100% of the Company's issued and outstanding share capital assuming exercise of the special warrants sold in the Proposed Financing.

Assuming:

(1)

a Proposed Financing of US$80 million;

(2)

no issuance of Penalty Securities;

(3)

an exchange rate of $1.50 to US$1.00; and

(4)

issuance of the common shares issuable upon exercise or deemed exercise of the special warrants,

the issued and outstanding share capital of the Company will be 1,151,677,845 common shares, after taking into account the 923,076,923 (or 92,307,692 post-Consolidation) common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing.  The actual number of common shares will be subject to variation based on the actual aggregate amount of the Proposed Financing and the actual exchange rate in effect on the date of the Proposed Financing.

The Company proposes that, if the Proposed Financing is completed, the maximum number of shares which either would be issued or made subject to issuance under one or more private placements (not including those issued or issuable in connection with the Proposed Financing) in the 12 month period commencing on June 16, 2003, would not exceed 1,151,677,845 (or 115,167,784 post-Consolidation) or such lesser number of common shares as is equal to 100% of the number of common shares of the Company which will be issued and outstanding upon the exercise or deemed exercise of the special warrants sold in the Proposed Financing.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval by the directors of the Company and to the following additional restrictions:

(i)

it must be substantially with parties at arms-length to the Company;

(ii)

it cannot materially affect control of the Company;

(iii)

it must be completed within a 12 month period following the date the advance shareholder approval is given; and

(iv)

it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its shareholders to pass ordinary resolutions in the following terms to approve such private placements on the basis of the Company's current issued and outstanding share capital and on the basis of the issued and outstanding share capital assuming completion of the Proposed Financing.

Based on the Current Issued and Outstanding Shares

The ordinary resolution that will be proposed at the Meeting based on the Company's current issued and outstanding share capital is as follows:

"RESOLVED as an ordinary resolution that the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, of such number of securities as would result in the Company issuing or making issuable 228,600,922 (or 22,860,092 post-Consolidation) common shares, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated May 16, 2003, be, and is hereby, approved."

Based on the Issued and Outstanding Shares After Taking into Account Proposed Financing

The ordinary resolution that will be proposed at the Meeting based on the Company's issued and outstanding share capital assuming completion of the Proposed Financing, is as follows:

"RESOLVED, as an ordinary resolution that, subject to and conditional upon completion of the Proposed Financing, the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, of such number of securities as would result in the Company issuing or making issuable 1,151,677,845 (or 115,167,784 post-Consolidation) common shares or such lesser number of common shares as is equal to 100% of the number of common shares of the Company which will be issued and outstanding upon the exercise or deemed exercise of the special warrants sold in the Proposed Financing, all as more particularly described in and subject to the restrictions described in the Company's Information Circular dated May 16, 2003, be, and is hereby, approved."

In order to be effective, the proposed ordinary resolutions must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe the passing of the foregoing ordinary resolutions is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

In the event one or both of the resolutions are not passed, the TSX may not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval.  Such restriction could impede an acquisition or financing and the Company's timely access to required funds on favourable terms.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolutions unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Approval of Directors

The contents and sending of this Information Circular has been approved by the directors of the Company.

DATED:  May 16, 2003

BY ORDER OF THE BOARD OF DIRECTORS

"David Cohen" David Cohen, President and Chief Executive Officer

SCHEDULE "A"

FORM 1

(SECTION 5)

COMPANY ACT

ALTERED MEMORANDUM

(As altered by a Special Resolution passed June 16, 2003)

1.

The name of the Company is "Northern Orion Resources Inc.".

2.

The authorized capital of the Company consists of Nine Hundred Million (900,000,000) shares divided into:

(a)

Seven Hundred Million (700,000,000) Common Shares without par value;

(b)

One Hundred Million (100,000,000) First Preference Shares without par value; and

(c)

One Hundred Million (100,000,000) Second Preference Shares without par value.

SCHEDULE "B"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(1)

The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

As part of the overall stewardship responsibility, should assume responsibility for the following matters:

In May 2003, the Board of Directors adopted a Board of Directors Mandate (the "Board's Mandate"), whereby the Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

The role of the Board is to supervise management and to approve major and strategic decisions.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively.  Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval.  Such major matters include significant acquisitions, exploration and development budgets and financings.  The Board will annually adopt budgets for the upcoming year's operations and receives quarterly operating reports.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions.  There were eight (8) meetings of the Board in 2002.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

(a)	Adoption of a strategic planning process.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans.

Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

(b)	The identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.	Pursuant to the Board's Mandate, the Board is responsible for reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.
(c)	Succession planning, including appointing, training and monitoring senior management.

Pursuant to the Board's Mandate, the Board is responsible for succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

In addition, the Board will receive the recommendations of the newly-formed Executive Compensation and Corporate Governance Committee regarding the compensation of the senior executive officers, including the granting of stock options.

(d)	A communications policy for the corporation.

The Company ensures that there is continuous and effective communication with the Company's shareholders and other stakeholders and with the public.  Procedures include the publication of press releases and annual and quarterly financial reports, and the filing of other periodic documentation.  In addition, the Company provides shareholders with various communication channels, such as the corporate website "northernorion.com".

In February 2003, the Company appointed Vanguard Shareholder Solutions Inc. ("Vanguard") as the Company's investor relations representative.  Vanguard has responsibility for the Company's website and deals with investor inquiries.  Senior members of management also have frequent communication with institutional and retail shareholders.

(e)	The integrity of the corporation's internal control and management information systems.

The Board, through its internal review process and its recent focus on strengthening its corporate governance structure, is in the process of implementing an effective system to satisfy itself that the Company's internal control and management information systems are operating properly.

(2)

The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.  If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

Pursuant to the Board's Mandate, the Board shall be comprised with a majority of individuals who qualify as unrelated directors.  During 2002, the Board was reduced in number to five (5) members.  The Board considers that three (3) directors are "unrelated directors" and the remainder are "related directors", within the meaning of the TSX Guidelines.  However, due to recent changes two of the "unrelated directors" hold offices of certain of the companies subsidiaries on an interim basis and, while they do not at present generally perform management functions is respect of such subsidiaries, could be called upon to do so and accordingly the Corporate Governance Committee has recommended that alternates be sought for such offices to ensure the proper composition of the Board on a going forward basis.  Subject to the foregoing and in substance the Board is constituted with a majority of individuals who qualify as "unrelated directors".

(3)

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.  Management directors are related directors.  The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

In deciding whether a particular Director is a "related director" or an "unrelated director", the Board examined the factual circumstances of each director and considered them in the context of factors considered to be relevant.  The Board considers that Mr. Cohen (the President and Chief Executive Officer) and Mr. Cross (the Chairman of the Board) are inside, "related" directors.

The Board of Directors considers that Mr. Burns, Mr. O'Kane and Mr. Wilkinson are outside, "unrelated" directors.  Mr. Burns was recently appointed the interim President of a subsidiary of the Company and Mr. Wilkinson serves as an officer of certain subsidiaries of the Company.  However, the Board of Directors is reviewing possibilities for alternative appointments for those offices.

The mandate of the Corporate Governance Committee includes the review of the composition of the Board and making recommendations as to changes that may be required.

Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.  The Board considers that it is constituted with an appropriate number of directors which are not related to either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than a significant shareholder.

(4)

The Board of Directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

In April 2003, the Board of Directors appointed an Executive Compensation and Corporate Governance Committee, which is responsible, among other things, for: recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members.  The Board considers all of the members of this committee to be outside, unrelated directors.

(5)

Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Executive Compensation and Corporate Governance Committee is now responsible, among other things, for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	The Executive Compensation and Corporate Governance Committee is responsible, among other things, for determining appropriate orientation and education programs for new Board members.
(7)

Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Executive Compensation and Corporate Governance Committee is responsible, among other things, for annually reviewing Board size and composition to ensure effectiveness.
(8)

The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Executive Compensation and Corporate Governance Committee is responsible, among other things, for reviewing the adequacy and form of directors' compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

(9)

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one or more inside directors.

The Board of Directors has three committees: the Audit Committee, the Executive Compensation and Corporate Governance Committee and the Environmental Committee.  From time to time, ad hoc committees of the Board are appointed.

  the Audit Committee is presently composed of three (3) members: Mr. Burns, Mr. O'Kane and Mr. Wilkinson.  The Board considers all of these members to be outside, "unrelated" directors within the meaning of the TSX Guidelines.

  the Executive Compensation and Corporate Governance Committee is presently composed of three (3) members: Mr. Burns, Mr. O'Kane, and Mr. Wilkinson.  The Board considers that all members are outside, "unrelated" Directors , within the meaning of the TSX Guidelines.

  the Environmental Committee is presently composed of three (3) members: Mr. Burns, Mr. O'Kane and Mr. Wilkinson.  The Board considers all of these members to be outside, "unrelated" directors within the meaning of the TSX Guidelines.

(10)

Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.  This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

In April 2003, the Board formed an Executive Compensation and Corporate Governance Committee (the "ECCGC").

The primary function of the ECCGC is to assist the Board of Directors by:

  reviewing the adequacy and form of: the Company's compensation program for the executive officers and the non-employee directors; and the compensation plans in effect or proposed for the Company's employees; and

  recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

In addition, the Board has adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board.  Annually, pursuant to its Charter, the ECCGC is required to:

  review the procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest;

  review current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy;

  the Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any; and

  take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

(11)

The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities.  In addition, the Board should approve or develop the corporate objectives that the CEO is responsible for meeting.

Pursuant to the Board's Mandate, the Board is responsible for adopting a strategic planning process, approving strategic plans, and monitoring performance against plans and for selecting and appointing, evaluation of and (if necessary) termination of the CEO.  In addition, the Board is responsible for succession planning, including appointing, training and monitoring the performance of senior management.

The newly-formed ECCGC is responsible for creating CEO and Board position descriptions and developing corporate objectives for recommendation to the Board.  Once approved, the ECCGC is responsible for assessing the CEO against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of senior management.

(12)

Every Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management.  An appropriate structure would be to (i) appoint a Chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director".  Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board's relationship to management to a committee of the Board.

The Company currently has an executive Chairman involved in management of the Company.  The Chief Executive Officer of the Company is also a director of the Company.  Given the size and present stage of development of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board.  The other directors consider that their ability to function independently from management and to have access to Company personnel at any time, is not impeded by the presence of Mr. Cohen and Mr. Cross on the Board.  All committees of the Board are made up of at least a majority of non-management directors.

In response to the TSX Guidelines, in May 2003, the Board approved the creation of the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management.  Mr. Burns, Chairman of the Executive Compensation and Corporate Governance Committee, is currently serving as the "Lead Director".

In addition, the Company's Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

(13)

The audit committee of every Board of Directors should be composed only of outside directors.  The Board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.  The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.  The audit committee duties should include oversight responsibility for management reporting on internal control.  While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Board adopted an Audit Committee Charter for its Audit Committee in May 2003, whereby the primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company's systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels.  The Audit Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  Review and appraise the performance of the Company's external auditors.

  Provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

The members of the Audit Committee are Mr. Burns, Mr. O'Kane and Mr. Wilkinson, all of whom the Board consider to be outside, unrelated Directors.

(14)

The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Pursuant to its Charter, the ECCGC is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

SCHEDULE "C"

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, BC, V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

MAY 16, 2003

KPMG LLP 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K3	DELOITTE & TOUCHE LLP 2800 - 1055 Dunsmuir Street Four Bentall Centre Vancouver, British Columbia V7X 1P4
Attention: Jim Bennett	Attention: Glenn Ives

Dear Sirs/Mesdames:

Re:  Change of Auditor

This notice is being provided pursuant to National Policy Statement No. 31 - "Change of Auditor of a Reporting Issuer" and the relevant securities and corporate legislation under which Northern Orion Explorations Ltd. ("Northern Orion") is a reporting issuer.  We confirm that KPMG LLP ("KPMG") has resigned as auditor of Northern Orion.  KPMG informed Northern Orion of its resignation by way of a letter dated May 16, 2003.  The resignation was considered by, and the recommendation to appoint Deloitte & Touche LLP on May 16, 2003 was approved by, the Audit Committee of Northern Orion.  We further confirm that there were no reservations in the auditor's reports for the years ended December 31, 2002 and December 31, 2001 or for any period subsequent to December 31, 2002 and preceding the date of the resignation.  We also confirm that there were no reportable events, as such term is described in National Policy Statement No. 31, in connection with the audits of Northern Orion for the year ended December 31, 2002 and preceding the date of the resignation.

Yours truly,

NORTHERN ORION EXPLORATIONS LTD.

Shannon Ross
Chief Financial Officer

[Letterhead of KPMG LLP]

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR , NEW BRUNSWICK
SECURITIES COMMISSION OF NEWFOUNDLAND
REGISTRAR OF SECURITIES, GOVERNMENT OF THE YUKON
NORTHWEST TERRITORIES SECURITIES COMMISSION
REGISTRAR OF SECURITIES, NUNAVUT

May 20, 2003

Dear Sirs/Mesdames:

Re:

Northern Orion Explorations Ltd. (the "Company")

We have read the attached Notice of the Company dated May 16, 2003 and are in agreement with the statements contained in such Notice.

Yours truly,

KPMG LLP

Chartered Accountants

Vancouver, Canada

cc:

Glenn Ives, Deloitte & Touche LLP

[Letterhead of Deloitte & Touche LLP]

MAY 16, 2003

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
SECURITIES DIVISION, DEPARTMENT OF JUSTICE, NEWFOUNDLAND
YUKON SECURITIES COMMISSION
NORTHWEST TERRITORIES SECURITIES COMMISSION
NUNAVUT SECURITIES COMMISSION

Dear Sirs/Mesdames:

Re:  Northern Orion Explorations Ltd. (the "Company")

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 16, 2003 and we do not disagree with the information contained in such notice as at the date thereof.

Yours truly,

DELOITTE & TOUCHE LLP

Per:

____________________________

Thomas Kay, Partner

cc:

Northern Orion Explorations Ltd., Attn:  Shannon Ross

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 1400, 570 Granville Street, Vancouver, BC, V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212

May 20, 2003

FILED VIA SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
SECURITIES DIVISION, DEPARTMENT OF JUSTICE, NEWFOUNDLAND
YUKON SECURITIES COMMISSION
NORTHWEST TERRITORIES SECURITIES COMMISSION
NUNAVUT SECURITIES COMMISSION

To whom it may concern:

Re:  Northern Orion Explorations Ltd.  (the "Company") - Change of Auditor

This letter confirms that the Company's audit committee has reviewed the Notice of Change of Auditor from the Company dated May 16, 2003, the letter from the Company's former auditor dated May 20, 2003 and the letter from the Company's successor auditor dated May 20, 2003.

Yours truly,

NORTHERN ORION EXPLORATIONS LTD.

Stephen J. Wilkinson
Member of the Audit Committee